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                             July 13, 2022

       Qiang Tan
       Chief Executive Officer
       Plutonian Acquisition Corp.
       1441 Broadway 3rd, 5th and 6th Floors
       New York, NY 10018

                                                        Re: Plutonian
Acquisition Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 6,
2022
                                                            CIK No. 0001929231

       Dear Mr. Tan:

              We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our
       June 13, 2022 letter.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form S-1 Submitted July 6, 2022

       Cover Page

   1. We note your response to comment 2. Please provide a description of how cash is currently transferred
through your organization; for example, with respect to your organizational
activities.
 Qiang Tan
FirstName  LastNameQiang
Plutonian Acquisition Corp.Tan
Comapany
July       NamePlutonian Acquisition Corp.
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName
Enforcement of Civil Liabilities, page 6

2. We note your response to comment 4. In your revised disclosure, please delete the words
         "for example" and identify each director and officer residing outside the United States and provide their place of residence. Also provide this disclosure in the risk factor on page 69 and in the Enforcement of Civil Liabilities section on page 105. Potential Approvals from the PRC Governmental Authorities for this Offering and Searching for a Target Company, page 9

3. We note your response to comment 5. Please also describe the consequences to you and your investors if you or your officers and directors: (i) do not receive or maintain such permissions or approvals or (ii) inadvertently conclude that such permissions or approvals are not required.
Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in
China, page 28

4. We note your response to comment 7. Please revise your summary risk factors to include the heading of the corresponding risk factor.
Principal Stockholders, page 106

5. In the footnotes to the table, please disclose the address of Plutonian Investments LLC.
         See Item 403(a) of Regulation S-K.
General

6. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Qiang Tan
FirstName  LastNameQiang
Plutonian Acquisition Corp.Tan
Comapany
July       NamePlutonian Acquisition Corp.
     13, 2022
July 13,
Page  3 2022 Page 3
FirstName LastName
       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Sally Yin